UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)


                    NINETOWNS DIGITAL WORKD TRADE HOLDINGS LIMITED
                                (Name of Issuer)

                      ORDINARY STOCK, PAR VALUE $.025 PER SHARE
                         (Title of Class of Securities)
                                   654407105
                                   ----------
                                 (CUSIP Number)


                                 OCTOBER 13, 2005
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|     Rule  13d-1(b)
     |X|     Rule  13d-1(c)
     |_|     Rule  13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 654407105

--------------------------------------------------------------------------------
1)     Names  of  Reporting  Persons.
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

       Y.P. DUAN CHARITABLE REMAINER TRUST, (13-3842038)
--------------------------------------------------------------------------------
2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [X]
       (See  Instructions)                                           (b)  [ ]

--------------------------------------------------------------------------------
3)     SEC  Use  Only

--------------------------------------------------------------------------------
4)     Citizenship  or  Place  of  Organization

       CALIFORNIA
--------------------------------------------------------------------------------
     Number  of  Shares     5)     Sole  Voting Power              59,998
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power           0
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power        59,998
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power      0
--------------------------------------------------------------------------------
9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

       3,798,594
--------------------------------------------------------------------------------
10)    Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
       Certain  Shares  (See  Instructions)                               [ ]


--------------------------------------------------------------------------------
11)    Percent  of  Class  Represented  by  Amount  in  Item  9

       10.91%
--------------------------------------------------------------------------------

12)    Type  of  Reporting  Person  (See  Instructions)

       OO
--------------------------------------------------------------------------------

ITEM  1.

(A)    NAME  OF  ISSUER
       NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED


(B)    ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE
       5TH FLOOR, UNION PLAZA, 20 CHAOWAI STREET, CHAO YANG DISTRICT, BEIJING 100020, CHINA

ITEM  2.

(A)    NAME  OF  PERSONS  FILING
       Y P DUAN CHARITABLE REMAINDER TURST

(B)    ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE
       C/O SY, LEE & CHEN
       362 W. GARVEY AVE., MONTEREY PARK, CA 91754

(C)    CITIZENSHIP


(D)    TITLE  OF  CLASS  OF  SECURITIES
       ORDINARY STOCK, PAR VALUE $.025 PER SHARE

(E)    CUSIP  NUMBER

       654407105


ITEM  3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___  Bank  as  defined  in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___  Group,  in  accordance  with  section  240.13d-1(b)(1)(ii)(J).

ITEM  4.     OWNERSHIP. EXIBIT A

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount  beneficially  owned: 59,998

     (b)   Percent of class: 0.12%

     (c)   Number  of  shares  as  to  which  the  person  has:

     (i)   Sole  power  to  vote  or  to direct the vote: 59,998

     (ii)  Shared  power  to  vote or to direct the vote: N/A

     (iii) Sole power to dispose or to direct the disposition of: 59,998

     (iv)  Shared power to dispose or to direct the disposition of: N/A

ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          EXHIBIT A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          EXHIBIT A

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

ITEM  10.     CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:    OCTOBER 13, 2005



                                   By:  /s/ YONG PING DUAN
                                        ----------------------------
                                        Name:  YONG PING DUAN
                                        Title: PRESIDENT, TRUSTEE

EXHIBIT A


ITEM 4: OWNERSHIP

1.     YONG PING DUAN           2.  ENLIGHT FOUNDATION          3. Y.P.DUAN CHARITABLE REMAINDER TRUST
       a)    2,304,078 SH              a)    1,434,518 SH                a)    59,998 SH
       b)    6.65%                     b)    4.14%                       b)    0.12%
       c)    2,304,078 SH              c)    1,434,518 SH                c)    59,998 SH
       i)    2,304,078 SH              i)    1,434,518 SH                i)    59,998 SH
       ii)   N/A                       ii)   N/A                         ii)   N/A
       iii)  2,304,078 SH              iii)  1,434,518 SH                iii)  59,998 SH
       iv)   N/A                       iv)   N/A                         iv)   N/A


Mr. Yong Ping Duan has the power to direct the affairs of Enlight Foundation, and Y P Duan Charitable Remainder Trust.

Mr. Duan is the president of Enlight Foundation and trustee of Y P Duan Charitable Reminder Trust.